UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2026

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Reconquista 330

C1003ABG Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Related Party Transactions

Autonomous City of Buenos Aires, June 8, 2026

Messrs

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

A3 Mercados S.A.

Present

RE: RELEVANT INFORMATION – RELATED PARTY TRANSACTIONS

Buenos Aires, June 8, 2026 – Argentina. Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV) (the “Company” or “Supervielle”) hereby announces that its Board of Directors has approved, in accordance with Article 72 of Argentine Capital Markets Law No. 26,831, certain transactions involving securities entered into between the Company and Supervielle Agente de Negociación S.A.U., a subsidiary entirely owned by the Company.

The purpose of these transactions was to rebalance the Company’s investment portfolio, in line with the asset allocation strategy established at the consolidated level.

The Company further notes that such approval was rendered following the prior favorable opinion of the Audit Committee. The relevant report prepared by the Audit Committee is available for review by shareholders at the Company’s registered offices, in accordance with applicable laws and regulations.

The transactions were conducted at market prices and on market-based terms, consistent with normal market practices, and do not result in any material impact on the consolidated financial condition of the Company.

Yours faithfully,

_____________________________
Grupo Supervielle S.A. Responsible for Markets Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 8, 2026	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer